UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Affinity Gaming

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

Not Applicable

(CUSIP Number)

Stephen C. Jacobs

Chief Operating Officer and General Counsel

Spectrum Group Management LLC

1250 Broadway, 19th Floor

New York, NY 10001

(212) 687-9555

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

September 8, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Not applicable

1	Names of Reporting Persons. Spectrum Group Management LLC I.R.S. Identification Nos. of above persons (entities only)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 2,027,608
	9	Sole Dispositive Power
	10	Shared Dispositive Power 2,027,608
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,027,608
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 9.9%
14	Type of Reporting Person (See Instructions) IA

CUSIP No. Not Applicable

1	Names of Reporting Persons. Jeffrey A. Schaffer I.R.S. Identification Nos. of above persons (entities only)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 2,027,608
	9	Sole Dispositive Power
	10	Shared Dispositive Power 2,027,608
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,027,608
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 9.9%
14	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer

This Amendment No. 6 (“Amendment No. 6”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on June 6, 2013, as amended on October 15, 2013, December 5, 2013, July 31, 2014, May 19, 2015, and June 4, 2015 relating to the common stock, $0.001 par value (the “Common Stock”) of Affinity Gaming, a Nevada corporation (the “Issuer”). The address of the executive offices of the Issuer is 3755 Breakthrough Way, Suite 300, Las Vegas, Nevada, 89135.

This Amendment No. 6 is being filed by Spectrum Group Management LLC (the “Management Company”) and Mr. Jeffrey A. Schaffer (“Mr. Schaffer” and together with the Management Company, the “Reporting Persons”).

Certain terms used but not defined in this Amendment No. 6 have the meanings assigned thereto in the Schedule 13D. Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported on the Schedule 13D, as amended. The Schedule 13D is hereby amended and supplemented by this Amendment No. 6 as follows:

Item 4. Purpose of Transaction

On September 8, 2015, the parties to the Agreement entered into an amendment no. 4 to the Agreement (the “Amendment”) to add Barclays Bank PLC (“Barclays,” and together with the other parties to the agreement, the “Other Holders”) as a party to the Agreement. The Amendment is set forth as Exhibit 99.7 to this Amendment No. 6 and incorporated by reference herein. Except as set forth in the Amendment, all other terms and conditions of the Agreement as previously disclosed on this Schedule 13D remain in full force and effect without amendment.

Item 5. Interest in Securities of the Issuer

(a) – (b) The information contained in rows, 7, 8, 9, 10, 11 and 13 on the cover pages of this Amendment No. 6 is hereby incorporated herein by reference.

Based solely upon the Schedule 13Ds filed by the Other Holders and the information in the Amendment, the Other Holders beneficially own 8,079,686 shares of Common Stock, constituting approximately 39.6% of the 20,379,687 outstanding shares of Common Stock, as reported on the Issuer’s quarterly report on Form 10-Q filed on August 10, 2015. In the event that the Reporting Persons and the Other Holders were deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act as a result of the matters described in Item 4 above, such group could be deemed to beneficially own 10,107,294 shares, constituting approximately 49.6% of the outstanding shares of Common Stock. The Reporting Persons expressly disclaim the existence of a group, as well as beneficial ownership of the shares of Common Stock held by the Other Holders.

Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer

As described in Item 4 above, the Management Company and the remaining Other Holders have entered into the Amendment.

Item 7. Material to be Filed as Exhibits

Exhibit 99.7	Amendment No. 4 to the Agreement Among Stockholders, dated September 8, 2015

S I G N A T U R E

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Date: September 9, 2015

SPECTRUM GROUP MANAGEMENT LLC

/s/ Jeffrey A. Schaffer
Name: Jeffrey A. Schaffer
Title: Managing Member

JEFFREY A. SCHAFFER

/s/ Jeffrey A. Schaffer

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